SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         WINFIELD FINANCIAL GROUP, INC.
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   973867 10 4
                                 (CUSIP NUMBER)

                         DAVID M. LOEV, ATTORNEY AT LAW
                               2777 ALLEN PARKWAY
                                   SUITE 1000
                              HOUSTON, TEXAS 77019
                                 (713) 524-4110
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 APRIL 23, 2004
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS
SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX.     [ ]


The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

|1|     NAMES  OF  REPORTING  PERSONS
        S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

       Chandana  Basu
--------------------------------------------------------------------------------
|2|     CHECK  THE APPROPRIATE BOX IF A MEMBER OF A GROUP *          (a)[ ]
                                                                     (b)[ ]
--------------------------------------------------------------------------------
|3|     SEC  USE  ONLY
--------------------------------------------------------------------------------
|4|     SOURCE  OF  FUNDS*
        SC
--------------------------------------------------------------------------------
|5|     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS
        REQUIRED  PURSUANT  TO  ITEMS  2(d)  or  2(e)                    [ ]
--------------------------------------------------------------------------------
|6|     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
        India
--------------------------------------------------------------------------------
                 |7|  SOLE  VOTING  POWER
NUMBER  OF            25,150,000
SHARES
BENEFICIALLY     |8|  SHARED  VOTING  POWER
OWNED  BY  EACH       N/A
REPORTING
PERSON  WITH     |9|  SOLE  DISPOSITIVE  POWER
                      25,150,000
--------------------------------------------------------------------------------
|10|     SHARED  DISPOSITIVE  POWER
         N/A
--------------------------------------------------------------------------------
|11|     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
         25,150,000
--------------------------------------------------------------------------------
|12|     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES  *          N/A
--------------------------------------------------------------------------------
|13|     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
         80.0%
--------------------------------------------------------------------------------
|14|     TYPE  OF  REPORTING  PERSON  *
         IN
--------------------------------------------------------------------------------

ITEM  1.  Security  and  Issuer

This Schedule 13D relates to the Common Stock of Winfield Financial Group, Inc. The principal executive offices of Winfield Financial Group, Inc. are located at 1126 West Foothill Blvd, Suite 105, Upland, CA 91786.

ITEM  2.  Identity  and  Background

(a)-(c) This Statement on Schedule 13D is being filed by Chandana Basu. Ms. Basu's business address is 1126 West Foothill Blvd, Suite 105, Upland, CA 91786. Ms. Basu is the Chief Executive Officer and Treasurer of Winfield Financial Group, Inc. Ms. Basu is also the Chief Executive Officer, President and Treasurer of Healthcare Business Services Groups, Inc. ("HBSGI"), a wholly owned Delaware subsidiary of Winfield Financial Group, Inc., the President, Secretary, Treasurer and sole Director of AutoMed Software Corp. ("AutoMed"), a wholly owned Nevada subsidiary of Winfield Financial Group, Inc. and the sole Manager of Silver Shadow Properties, LLC ("Silver Shadow"), a Nevada limited liability company in which Winfield Financial Group, Inc. is the sole Member.

(d)-(e) During the last five years, Ms. Basu: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Ms.  Basu  is  a  citizen  of  India.

ITEM  3.  Source  of  Amount  of  Funds  or  Other  Compensation

Ms. Basu acquired an aggregate of 25,150,000 shares of Common Stock of Winfield Financial Group, Inc. in exchange for 100% of the issued and outstanding common stock of HBSGI pursuant to a Common Stock Purchase Agreement dated April 23, 2004 (the "Agreement") along with 100% of the issued and outstanding common stock of AutoMed and 100% of the memberships interests of Silver Shadow pursuant to an Addendum to Common Stock Purchase Agreement dated May 7, 2004 (the "Addendum") which are incorporated by reference under Exhibits 1 and 2, respectively. As a result of these transactions, Ms. Basu owns 25,150,000 shares of Common Stock.

ITEM  4.  Purpose  of  Transaction

Ms. Basu acquired the securities of Winfield Financial Group, Inc. for investment purposes. Depending on general market and economic conditions affecting Winfield Financial Group, Inc. and other relevant factors, Ms. Basu may purchase additional securities of Winfield Financial Group, Inc. or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise.

Ms.  Basu  does  not  have  any plans or proposals which relate to or result in:

(a) the acquisition by any person of additional securities of Winfield Financial Group, Inc., or the disposition of securities of Winfield Financial Group, Inc.;

(b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Winfield Financial Group, Inc. or any of its subsidiaries other than the reverse merger transaction which resulted in GMP becoming a wholly-owned subsidiary of the Company;

(c) a sale or transfer of a material amount of assets of Winfield Financial Group, Inc. or any of its subsidiaries;

(d) any change in the present board of directors or management of Winfield Financial Group, Inc., including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of Winfield Financial Group, Inc. other than that which occurred due to the acquisition of GMP;

(f) any other material changes in Winfield Financial Group, Inc.'s business or corporate structure;

(g) changes in Winfield Financial Group, Inc.'s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Winfield Financial Group, Inc. by any person;

(h) causing a class of securities of Winfield Financial Group, Inc. to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of Winfield Financial Group, Inc. becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)     any  action  similar  to  any  of  those  enumerated  above.

ITEM  5.  Interest  in  Securities  of  the  Issuer

(a) Chandana Basu beneficially owns 25,150,000 shares of Common Stock, $0.001 par value, of Winfield Financial Group, Inc. The shares of Common Stock beneficially owned by Ms. Basu constitute approximately 80.0% of the total number of shares of Common Stock of Winfield Financial Group, Inc., based upon 34,414,650 shares of Common Stock outstanding as of May 28, 2004.

(b) Ms. Basu has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the shares beneficially owned by Ms. Basu.

(c) Ms. Basu acquired the Common Stock as a result of the transactions discussed in ITEM 3, above.

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by Ms. Basu.

(e)     Not  applicable.

ITEM 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None

ITEM  7.  Material  to  be  Filed  as  Exhibits

     Exhibit  1(1)          Common  Stock  Purchase  Agreement

     Exhibit  2(1)          Addendum  to  Common  Stock  Purchase  Agreement

(1) Filed as Exhibits 2.1 and 2.2, respectively, to our Form 8-K filed on May 17, 2004.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June  9,  2004               By:  /s/  Chandana  Basu
                                        ---------------------
                                        Chandana  Basu